SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 7, 2002

ROYAL GOLD, INC.
(exact name of registrant as specified in its charter)

Delaware	0-5664	84-0835164
(State of	(Commission	(IRS Employer
incorporation)	File Number)	Identification No.)

1660 Wynkoop Street, Suite 1000, Denver, CO 80202-1132
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: 303-573-1660

Item 2.   Acquisition or Disposition of Assets.

On September 6, 2002, Royal Gold entered into a Letter of Intent with Ms. Lee Halavais to acquire her 49,371,293 shares of High Desert for cash or shares of Royal Gold (valued at $17.13 per share) in the aggregate amount of $24.4 million. Ms. Halavais had the right to choose stock or cash or a combination of the two, at the closing. The Letter of Intent was subject to execution of definitive documentation, diligence and other customary conditions.

On November 9, 2002, Royal Gold entered into a binding agreement to acquire the shares of High Desert owned by Ms. Halavais. The binding agreement contained customary representations, warranties, covenants and conditions and reflected the same consideration as the Letter of Intent, among other matters.

On December 7, 2002, Royal Gold, Inc. (the Registrant) completed the acquisition of 49,371,293 (93.5%) of the common stock of High Desert Mineral Resources, Inc. ("High Desert"), from Ms. Halavais that closed in escrow on December 6, 2002. Consideration for the purchase was 1,412,229 newly issued shares of Royal Gold common stock and $200,000 in cash. As a result of the acquisition, Royal Gold held a total of 49,411,793 shares of common stock of High Desert, representing 93.5% of the issued and outstanding shares.

The shares of Royal Gold's common stock for the transaction were issued under a shelf registration statement (S-4) filed with the Securities and Exchange Commission. A Prospectus Supplement was filed on November 7, 2002, covering the Royal Gold shares.

After the closing of the binding agreement and completion of delivery of all High Desert shares, Royal Gold owned sufficient High Desert shares to allow it to proceed with a short-form merger under Delaware law. Royal Gold proceeded to effect a short-form merger under Delaware law to merge High Desert into a wholly-owned subsidiary of Royal Gold on December 15, 2002.

After the short-form merger, all minority stockholders of High Desert are entitled to US$0.572 per common share of High Desert. All minority stockholders of High Desert will receive notice of this short-form merger and instructions on how to exchange High Desert stock for cash.

The total purchase price of Ms. Halavais' High Desert shares was determined in connection with the execution of the Letter of Intent, which was signed on September 6, 2002, based on Royal Gold's view of the value of High Desert's assets less High Desert's liabilities times the percent of High Desert's shares owned by Ms. Halavais. The initial valuation was subject to adjustments in the cash and debt positions of High Desert at the time of closing, as compared to those positions at the time of execution of the Letter of Intent on September 6, 2002. The primary assets of High Desert are two producing royalties, cash of approximately $600,000 and exploration properties in Nevada. This asset value was reduced by the debt of approximately $3,500,000. The valuation for the two royalties was based primarily on the production from the producing mines. Various scenarios regarding timing and value of production were analyzed and a discount rate relative to the risk of the cash flows was applied. None of the exploration properties contained defined precious metal reserves or resources and no dollar value was assigned to them. The resultant valuation for 100% of High Desert, approximately $29 million, was denominated in Royal Gold shares, employing a negotiated price of $17.13 per share, derived at the time of the signing of the Letter of Intent on September 6, 2002. This valuation of $17.13 per Royal Gold share was established based on the then trading price of Royal Gold common stock, and was used to establish the number of Royal Gold shares in lieu of cash in the amount of approximately $24.4 million, payable to Ms. Halavais upon her election of cash, Royal Gold shares, or a combination of cash and shares, prior to closing.

The valuation for the High Desert common stock held by the minority shareholders (3,411,766 shares, or approximately 6.5% of the issued and outstanding shares of High Desert) was computed on the same basis as the valuation for the majority shareholder, except that the price payable to the minority was adjusted upwards based on a Royal Gold share price of $19.855, rather than the $17.13 employed at the execution of the Letter of Intent. The $19.855 price was used to give the minority shareholders of High Desert the benefit from appreciation in the value of Royal Gold shares from the negotiated price of $17.13 at September 6, 2002. The $19.855 price represents the average of the closing sale price of Royal Gold stock on the trading day before and after the Saturday execution of the definitive agreement on November 9, 2002. This price is higher than the Royal Gold stock price on the day of closing of the purchase from Ms. Halavais on December 6, 2002. Specifically, the total consideration given to the majority shareholders, adjusted to the $19.855 Royal Gold share price, was divided by the number of shares purchased from Ms. Halavais (49,371,293 shares) to derive the valuation price for the minority shareholdings. The formula [1,412,229 shares times $19.855 plus $200,000] divided by 49,371,293 derives the minority shareholding price of $0.572 per share.

High Desert is a gold royalty and exploration firm, based in Elko, Nevada, and listed on the Canadian Venture Exchange. High Desert owns a 2% carried working interest, equal to a 2% net smelter returns royalty, in the Newmont HD Venture property (Leeville project), operated by Newmont Mining. It also owns a 1% net smelter returns royalty on the SJ Claims, which covers a large part of the Screamer and West Betze deposits, operated by Barrick Gold.

High Desert also has a portfolio of gold exploration properties in Nevada, and royalties on non-producing gold properties located in Nevada.

In a separate agreement, Royal Gold agreed, after it obtained control of High Desert, to repay a $2.9 million loan made by an affiliate of the Selling Stockholder to High Desert. In lieu of repaying the debt in cash, Royal Gold has agreed to convey to the lender 10% of each Producing Royalty owned by High Desert at the time of the acquisition.

Item 7.   Financial Statements, Pro Forma Financial Information and Exhibits.

(a)   Financial Statements of Businesses Acquired.

(To be filed within 60 days by amendment of this report pursuant to Item 7(a)(4) of Form 8-K.)

(b)   Pro Forma Financial Information.

(To be filed within 60 days by amendment of this report pursuant to Item 7(a)(4) of Form 8-K.)

(c)   Exhibits

2.1   Certificate of Ownership and Merger of High Desert Merger Sub Inc. into High Desert Mineral Resources, Inc.

10.1   Share Exchange Agreement, dated November 9, 2002, by and between P. Lee Halavais and Royal Gold, Inc.

10.1.a Amendment to Share Exchange Agreement, dated November 22, 2002

10.1.b Second Amendment to Share Exchange Agreement, dated November 29, 2002

10.2   Assignment and Assumption Agreement, dated December 6, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Royal Gold, Inc.
(Registrant)

By: */s/ Stanley Dempsey*

Name: Stanley Dempsey
Title: Chairman, CEO & President

Dated: December 20, 2002

EXHIBIT INDEX

Exhibit No.	Description
2.1	Certificate of Ownership and Merger of High Desert Merger Sub Inc. into High Desert Mineral Resources, Inc.
10.1	Share Exchange Agreement, dated November 9, 2002, by and between P. Lee Halavais and Royal Gold, Inc.
10.1.a	Amendment to Share Exchange Agreement, dated November 22, 2002
10.1.b	Second Amendment to Share Exchange Agreement, dated November 29, 2002
10.2	Assignment and Assumption Agreement, dated December 6, 2002